Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Derek L. DeCross Vice President, Global Sales

July 19, 2013

Dear Travel Professional,

As a valued partner of American Airlines, I would like to share a brief progress update on our proposed merger. As one of the requirements for completing our proposed merger, last week US Airways shareholders voted overwhelmingly to approve the deal, representing continued progress on our path. From here, American’s creditors and stakeholders will continue voting on the Plan of Reorganization through July, and Bankruptcy Judge Sean Lane will preside over an August 15 Confirmation Hearing, where he will consider approval of the Plan of Reorganization. In addition, our proposed merger continues to be reviewed by the Department of Justice. Our two airlines will remain separate companies until the transaction closes, which we expect to occur in the third quarter of 2013.

Our future as the new American is very bright. Our proposed merger combines two complementary networks, providing increased choices and better options for our customers. Maintaining all the hubs currently served by both airlines, we will offer you more than 6,700 daily flights to 336 destinations in 56 countries. In addition to the best global network, we will also offer our customers premier products and the best operational execution so you can count on safe, reliable transportation, just as you have always received and expect from our two great airlines.

While we remain competitors until the merger closes, we are engaged in substantial integration planning so that we will be well positioned to successfully combine our commercial, customer service, operations, and corporate functions after the merger is approved. Members from both the US Airways and American Global Sales teams continue to work, as allowed by our Legal Departments, to ensure a successful and smooth transition for all of our customers.

As part of this integration planning, we are working very hard on a few key items to make this transition as easy as possible for you and your teams, including providing our corporate customers and agency partners with a single point of contact with the new American shortly following merger close. In addition, our team will respond to incoming RFPs as one company post-close, including a combined network and joint pricing terms.

Much work is also taking place to allow American and US Airways customers to combine flights on a single itinerary. All eyes are on implementing a codeshare as soon as possible after merger closes to provide our customers access to each other’s premier global networks. We will share more details on our codeshare implementation timelines, as well as other important updates, over the coming weeks.

As the leader of the new American’s Global Sales team, I want to thank you for your business and your support, which we always appreciate. We strive every day to not only be your preferred carrier, but also the team with whom you truly enjoy conducting business. We look forward to serving you as the new American Airlines.

Warm regards,

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.